Valentis, Inc.
533 Airport Blvd., Suite 400
Burlingame, California 94010

March 30, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Valentis, Inc.
File No. 000-140443
Responses to Securities and Exchange Commission Staff comments made by letter dated March 2, 2007

Ladies and Gentlemen:

Valentis, Inc. (“Valentis”), in connection with its filing of an Amendment No. 1 to Registration Statement on Form S-4 under the Securities Act (File No. 333-140443) (the “Registration Statement”), and Urigen N.A., Inc. (“Urigen”) hereby make the following responses, including the attached supplemental information, to the Securities and Exchange Commission (the “SEC”) Staff’s comments to the Registration Statement made by letter dated March 2, 2007, which are keyed to correspond to the comments made in such letter. For your ease of reference, each response is preceded by a reproduction of the corresponding comment.

General

1.                 We note that Valentis may be required to issue additional shares in the merger based upon its cash or net worth at the closing. Supplementally, please explain to us how you calculated the number of shares to register given this possibility. This should include a discussion of shares outstanding or reserved for issuance, etc. You should also reference and explain how many shares, if any, you are registering to account for the possible issuance of the additional shares referenced above. Also, please confirm to us that you will file a new registration statement for the registration of such additional shares if needed if in fact you have to issue them in connection with the adjustments noted above.

Response:   We revised the registration fee table to include the shares which may be issued in the event that Valentis’ net cash or net worth at the closing is less than $1,000,000. For the purpose of determining these additional shares, we assumed a full shortfall of $1,000,000. Based on that assumption, we determined that 2,631,579 additional shares must be registered and we revised the registration fee table to reflect the additional shares. Because we are registering the additional shares under the Registration Statement, we will not file a new registration statement for such purpose.

2.                 In the cover letter, explain briefly what constitutes “net worth.”

Response:   We added disclosure in the cover letter and elsewhere in the Registration Statement briefly explaining what constitutes “net worth.”

3.                 In the cover letter and elsewhere, you mention the registrant’s delisting issues. We note that since you made your filing, Nasdaq formally notified you that you have not complied with the minimum bid price requirement for continued listing during the 180 day grace period provided and that the Nasdaq listing panel was scheduled to hold a hearing on March 1, 2007. Please update the disclosure in the document to reflect the latest development regarding continued listing.

Response:   We added disclosure in the cover letter and throughout the Registration Statement to reflect the latest developments regarding Valentis’ continued listing on the Nasdaq Capital Market.

4.                 We note that you amended the terms of the merger agreement in early February. Please ensure that the disclosure in the document reflects these changes to the agreement and confirm to us that it does.

Response:   We hereby confirm that the Registration Statement reflects the changes to the merger agreement made under the amendment.

5.                 Please include a form of proxy card in the next amendment.

Response:   Valentis and Urigen have each included proxy cards as exhibits to the Registration Statement.

Questions and Answers about the Merger

General

6.                 It is inappropriate to repeat information in the Q&A and the summary. We note that the Q&A section addresses many of the same topics discussed in the summary section. Please revise to eliminate unnecessary repetition. For example,

•       Reasons for the merger;

•       Merger consideration;

•       Financial advisors;

•       Percentage of ownership after the merger;

•       Appraisal rights;

•       Tax considerations; and

•       Voting agreements.

For purposes of eliminating redundancies and grouping like information together, view your Q&A and summary section as one section. We suggest you consider placing procedural related information in the Q&A and substantive information in the summary.

Response:   We revised the Q&A and summary sections to eliminate redundancies by placing procedural related information in the Q&A section and substantive information in the summary.

7.                 On page vi, you state that Urigen obtained a valuation from Bio-IB, LLC. You should file that firm’s consent as an exhibit to the registration statement. Also, supplementally provide to us that firm’s board book or similar summary of its analysis that was presented to the Urigen board.

Response:   Urigen has attempted to obtain the consent of Bio-IB, LLC but Bio-IB, LLC has refused to provide its written consent. As a result, Valentis and Urigen have filed an application pursuant to Rule 437 of the Securities Act to dispense with the filing of the consent of an expert, a copy of which is attached hereto. In addition, the disclosure in the Registration Statement has been revised to exclude the name of Bio-IB, LLC. Urigen has requested Bio-IB, LLC’s consent to provide their report to the Staff and when Urigen receives such approval, we will provide the report supplementally to the Staff. Pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act, Valentis and Urigen will request that the Staff return the report to Urigen when its review is completed.

Summary, page 1

Treatment of Urigen Options, Warrants, Purchase Rights and Convertible Securities, page 3

8.                 Please revise to disclose the number of shares of Urigen common stock underlying the outstanding stock options, warrants and other rights to purchase or acquire the capital stock of Urigen outstanding prior to the merger.

Response:   We revised our disclosure to disclose the number of shares of Urigen common stock underlying the outstanding stock options, warrants and other rights purchase or acquire the capital stock of Urigen outstanding prior to the merger.

Interests of Certain Persons in the Merger, page 7

9.                 You should summarize briefly all of the various interests of the persons in the merger as required by Item 5 of Schedule 14A in this subsection, and provide complete more comprehensive disclosure in the first risk factor and later in the prospectus.

Response:   We briefly summarized all of the various interests of the persons in the merger and provided complete and more comprehensive disclosure in the first risk factor and later in the prospectus.

10.          Please expand your disclosure to name the Valentis executive officer with whom you have entered into a change of control agreement and state the number of shares that may accelerate vesting.

Response:   We expanded our disclosure to name the executive officer with whom Valentis entered into a change of control agreement and to state the number of shares that may accelerate vesting.

11.          Please expand your disclosure to indicate that the existing chief executive officer, chief financial officer and chief operating officer and the directors of Urigen will continue in their respective positions with the combined company.

Response:   We expanded our disclosure to indicate that the existing chief executive officer, chief financial officer and chief operating officer and the directors of Urigen will continue in their respective positions with the combined company.

Conditions to Completion of the Merger, page 5

12.          Please describe here in the summary which proposals must be approved by either Valentis or Urigen stockholders for the merger to be completed.

Response:   We added disclosure to the summary describing which proposals must be approved by either Valentis or Urigen stockholders for the merger to be completed.

Material U.S. Federal Tax Considerations, page 8

13.          In this subsection, you assume that the merger will qualify as reorganization. This is not sufficient. Please file the tax opinion with your next amendment. We may have further comments upon reviewing it.

Response:   We have included the tax opinion as an exhibit to the Registration Statement.

Risks Associated with the Merger, page 8

14.          Please expand your disclosure of the principal risks relating to the merger to identify some of the key risks.

Response:   We expanded our disclosure of the principal risks relating to the merger to identify some of the key risks.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 12

15.          Item 3.(f) of Form S-4 requires that the historical and equivalent pro forma per share data of the company being acquired also be provided in this section. Please revise the disclosure to include this information for Urigen.

Response:   We revised the disclosure to include historical and equivalent pro forma per share data for Urigen.

Risk Factors, page 14

Risks Related to the Merger, page 14

Failure to complete the merger may result in Valentis or Urigen paying a termination fee . . ., page 14

16.          Please expand the third bullet in this risk factor to also indicate that Valentis common stock may be delisted by NASDAQ and provide the most currently available information regarding possible delisting.

Response:   We expanded the third bullet of this risk factor to indicate that Valentis’ common stock may be delisted by NASDAQ, provided a cross-reference to a specific risk factor that addresses the potential for a NASDAQ delisting, and updated such risk factor to include the most currently available information regarding the possible delisting.

Valentis and Urigen stockholders may not realize a benefit from the merger commensurate with the ownership dilution . . ., page 15

17.          Please expand this factor to quantify the percentage of ownership dilution that the stockholders of each of Valentis and Urigen may experience from the merger.

Response:   We expanded this risk factor to quantify the percentage of ownership dilution that the stockholders of each of Valentis and Urigen may experience from the merger.

During the pendency of the merger., Valentis and Urigen may not be able to enter into a business combination with another party .. . ., page 15

18.          Please expand this risk factor to briefly describe the “certain transactions not in the ordinary course of business” that are prohibited by covenants in the merger agreement and how these transactions could place the parties at a “disadvantage to their competitors.”

Response:   We expanded the risk factor to briefly describe the “certain transactions not in the ordinary course of business” that are prohibited by covenants in the merger agreement and how these transactions could place the parties at a “disadvantage to their competitors.”

If the conditions to the merger are not met . . ., page 16

19.          Please expand this risk factor to briefly describe the material conditions that must be satisfied in order to complete the merger.

Response:   We expanded this risk factor to briefly describe the material conditions that must be satisfied in order to complete the merger.

Risks Related to Valentis, page 16

Valentis announced a significant reduction in its workforce . . ., page 18

20.          Please expand this risk factor to name your key employees and their positions with the company. We note that you currently have only four employees remaining. Please also indicate if the remaining costs related to workforce reductions relate to termination of the four remaining employees.

Response:   We expanded this risk factor to name our remaining key employee, to state that we only have four employees remaining and to indicate that the remaining costs related to workforce reductions relate primarily to the retention and termination of the four remaining employees.

21.          Please also expand this risk factor to indicate that you have terminated your 401(k) plan which may make it even more difficult to retain your remaining employees.

Response:   We expanded this risk factor to indicate that we terminated our 401(k) plan in August 2006.

Valentis’ stock price could be adversely affected by dispositions of its shares . . ., page 21

22.          Please expand this risk factor to disclose the number of shares held by current stockholders that may be resold in the public market under certain registration statements currently in effect or otherwise. Please also disclosure the percentage this represents of your total outstanding shares. Also, expand this risk factor to discuss your plans, if any, to file S-8 or other registration statements, which would potentially create more overhang.

Response:   We respectively submit that Valentis cannot disclose an accurate total number of shares held by its current stockholders that may be resold under currently effective registration statements because Valentis does not have such information available. We expanded the risk factor to disclose the principal stockholders of Valentis and to disclose the percentage of Valentis’ outstanding common stock held by such stockholders. We further expanded this risk factor to disclose that Valentis does not currently plan to to file any S-8 or S-3 registration statements.

Regardless of whether the merger is consummated, Valentis must be able to continue to secure additional financing . . ., page 22

23.          Please incorporate into this discussion the rate at which Valentis is currently burning cash on a monthly basis and the time period for which the company’s current resources are sufficient.

Response:   We incorporated into this discussion the rate at which Valentis is currently burning cash on a monthly basis and the time period for which Valentis’ current resources are sufficient.

24.          You indicate that Valentis’ ability to pursue any strategic alternative, other than the merger, will require substantial additional financial resources. Please explain how Valentis expects to pursue the sale or license of its existing technologies. For example, on page 175 you state that Valentis is actively seeking additional licensing agreements.

Response:   While Valentis may pursue the sale or license of its existing technologies, it is no longer actively doing so. We revised the disclosure on page 175 to indicate that Valentis may seek, but is not actively seeking, additional licensing agreements. Accordingly, we did not revise this risk factor with respect to how Valentis expects to actively pursue the sale or license of its existing technologies.

If Valentis is unable to obtain rights to required technologies, Valentis may be unable to utilize its existing potential products, page 25

25.          Please expand this risk factor to provide a more specific discussion about which potential Valentis products may be at stake because the underlying technologies may be patented by others. You should describe the potential Valentis products at stake and how they could be affected.

Response:   We expanded this risk factor to provide a more specific discussion about which potential Valentis products may be at stake because the underlying technologies may be patented by others. We also described the potential Valentis products at stake and how they could be affected.

Valentis may experience delays in the commercial introduction, manufacture or regulatory approval of its potential products . . .., page 27

26.          Since Valentis is not pursuing the development of any of its potential products, it appears that this risk factor is not relevant to its current business plan. Please revise this risk factor so that it is consistent with the company’s current business plan.

Response:   We removed this risk factor because it is no longer relevant to Valentis and its current business plan.

Valentis received a “going concern” opinion from its independent registered public accounting firm . . ., page 28

27.          Please expand this risk factor to discuss the possibility that Valentis may be required to seek bankruptcy protection as mentioned on page 183.

Response:   We expanded this risk factor to discuss the possibility that Valentis may be required to wind up its operations and dissolve, rather than seek bankruptcy protection, and we revised the discussion on page 183 to say the same.

Risks Related to Urigen, page 28

General

28.          Please add a separate risk factor that addresses the fact that Urigen’s primary product candidate, URG101, did not meet the primary endpoint in a Phase II clinical study in chronic pelvic pain of bladder origin and that Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials. To the extent that this development has affected the contemplated merger, please discuss.

Response:   We added a separate risk factor that addresses the fact that Urigen’s primary product candidate, URG101, did not meet the primary endpoint in a Phase II clinical study in chronic pelvic pain of bladder origin and that Urigen is dependent upon incorporating appropriate protocol changes to the product candidate in order to achieve positive results in subsequent trials. We supplementally confirm that this development has not affected the contemplated merger at this time.

Urigen relies on third parties to assist it in conducting clinical trials . . ., page 30

29.          Please identify the third parties that Urigen substantially relies on for conducting its clinical trials. Also, to the extent Urigen has any agreements with such parties, please so indicate and describe in the Business section the material terms of the agreements. You should also file the agreements as exhibits to the registration statement. If you have determined that Urigen is not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties that Urigen engages to conduct its clinical trials.

Response:   We revised the disclosure to identify the third parties that Urigen substantially relies on for conducting its clinical trials. In addition, to the extent Urigen has any agreements with such parties, we indicated and described in the Business section the material terms of the agreements. We filed the material agreements as exhibits to the Registration Statement. We filed three of the exhibits pursuant to a request for confidential treatment.

If Urigen is not successful in acquiring or licensing additional product candidates on acceptable terms . . ., page 33

30.          Please expand this risk factor to discuss the importance of acquiring or licensing additional product candidates to Urigen’s strategy.

Response:   We expanded this risk factor to discuss the importance of acquiring or licensing additional product candidates to Urigen’s strategy.

If Urigen’s efforts to develop new product candidates do not succeed . . ., page 33

31.          Please expand this risk factor to incorporate the development status of Urigen’s current products candidates, URG101, URG301 and URG302.

Response:   We expanded this risk factor to incorporate the development status of Urigen’s current products candidates, URG101, URG301 and URG302.

If Urigen’s use of hazardous materials results in contamination or injury, page 35

32.          Please disclose whether the company maintains insurance for the use of hazardous materials and, if so, the level of coverage and, if material, the cost of such coverage.

Response:   We deleted this risk factor because Urigen does not use hazardous materials.

If Urigen fails to attract and keep key management and scientific personnel . . ., page 35

33.          Please expand this risk factor to name Urigen’s key employees and their positions with the company. We note that Urigen currently has only four employees.

Response:   We expanded this risk factor to name Urigen’s key employees and their positions with the company.

Urigen is a development stage company with a history of losses . . ., page 36

34.          Please revise this risk factor to disclose Urigen’s loss for the year ended December 31, 2006 and the amount of its working capital deficit, if any, at that date.

Response:   We revised this risk factor to disclose Urigen’s loss for the year ended December 31, 2006 and the amount of its working capital deficit at that date.

Urigen’s auditors have issued a going concern opinion . . ., page 36

35.          Please expand this risk factor to discuss how the going concern qualification may affect Urigen’s ability to raise capital, which is necessary to Urigen’s success.

Response:   We expanded this risk factor to discuss how the going concern qualification may affect Urigen’s ability to raise capital, which is necessary to Urigen’s success.

Regardless of whether the merger is consummated, Urigen will need to obtain additional financing in order to continue its operations . . ., page 36.

36.          Please incorporate into this discussion the rate at which Urigen is currently burning cash on a monthly basis and the time period for which the company’s current resources are sufficient.

Response:   We incorporated into this disclosure the rate at which Urigen is currently burning cash on a monthly basis and the time period for which Urigen’s current resources are sufficient.

Certain of Urigen’s collaboration, contract research, license and other agreements may be affected . . ., page 37

37.          Please expand this risk factor to specifically discuss which material agreements contain prohibitions on assignment and will be triggered by this transaction. Please also discuss the relevance of each such agreement.

Response:   We expanded this risk factor to specifically discuss which material agreements contain prohibitions on assignment and will be triggered by this transaction. We also discussed the relevance of each such agreement.

Certain members of Urigen management have potential conflicts of interest . . ., page 37

38.          Please expand this risk factor to name the persons who have a conflict of interest and their positions with the company and to briefly describe the nature of the conflict.

Response:   We expanded this risk factor to name the persons who have a conflict of interest and their positions with Urigen, and to briefly describe the nature of the conflict.

Risks Related to the Combined Entity, page 37

General

39.          It appears that many of the risk factors that you have included in this section are identical to the risk factors included in the section for Risks Related to Urigen. It is unnecessary to repeat risk factors. You may add an explanation at the beginning of the risk factor section which explains that the risks related to Urigen will apply to the company going forward because the business of the company will be Urigen’s business. Please review this section and delete any repetitive risk factors.

Response:   We added an explanation at the beginning of the risk factor section which explains that the risks related to Urigen will apply to the combined company going forward because the business of the combined company will be Urigen’s business. We also deleted any repetitive risk factors.

The combined company may not meet Nasdaq’s listing requirements . . ., page 39

40.          Please revise this risk factor subheading to reflect the fact that the combined company will be required to meet NASDAQ’s initial qualification standards, since these standards are different than the continued listing requirements.

Response:   We revised this risk factor subheading and its content to reflect the fact that the combined company will be required to meet NASDAQ’s initial qualification standards, since these standards are different than the continued listing requirements.

The market price of the combined company’s common stock may be subject to downward pressure . . ., page 40

41.          We note your statement in this risk factor that Urigen recently has entered into agreements with a number of its vendors and business partners which give Urigen the right to pay certain amounts due to such vendors and business partners for goods and services with shares of its Series B preferred stock in lieu of cash. Please discuss the risks associated with such potential stock payments in a separate risk factor. You should discuss the number of shares of Series B preferred stock that Urigen may be required to issue, how this may dilute current stockholders and how this may affect the number of shares Valentis is required to issue to Urigen stockholders in the merger.

Response:   We added a risk factor discussing the risks associated with Urigen’s potential payments of its Series B preferred stock to certain of its vendors and business partners in lieu of a cash payment. We disclosed how this may dilute current stockholders and how this may affect the number of shares Valentis is required to issue to Urigen stockholders in the merger.

The Merger, page 57

Background of the Merger, page 57

42.          Provide us supplementally with copies of any non-public information that was exchanged between the parties in the merger negotiations that were not filed with the registration statement, including all analysts’ reports, financial forecasts, and projections used by Valentis and its financial advisors. In addition, to the extent that the information has not been disclosed in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

Response:   We are supplementally providing the following documents provided by Urigen to Valentis during the merger negotiations: (i) Urigen Holdings Inc. Business Plan dated May 17, 2006; (ii) Urigen Holdings Inc. Business Plan dated August 2006; (iii) Urigen Balance Sheet dated June 30 2006; and (iv) a Urigen profit and loss projection for 2007, 2008, and 2009. Historical financial information contained in such documents has been superceded by more current financial information that is included in the Registration Statement. Financial projections contained in such documents have not been included in the Registration Statement since such projections are now outdated and do not include the impact of subsequent events such as the failure of URG101 product candidate to meet the primary endpoint of its Phase II clinical trials. Valentis believes that all other material non-public information contained in such documents has been included in the Registration Statement. Valentis believes that no material non-public information about Valentis was provided to Urigen during the merger negotiations.

43.          Many of the descriptions of the meetings are vague. Please revise to more specifically describe the information discussed at the meetings. In instances where conclusions are reached based on the discussion at the meeting, state these conclusions. For example:

•       At the July 10, 2006 meeting, what strategic alternatives other than a reverse merger with a private company were discussed and why did the board decide not to pursue those alternatives?

•       At the July 18, 2006 meeting, what discussions did the Valentis board have regarding potential reverse merger candidates?

•       At the August 4, 2006 meeting, what discussions did the board have regarding potential reverse merger candidates? Did the board adopt any particular strategy for the selection of the best candidate?

Response:   We revised the disclosure to more specficially describe the information discussed at the meetings. We added disclosure regarding any conclusions reached based on the discussion at the meetings.

44.          Please expand the description of the virtual data room created by Valentis that was available to interested companies for the purpose of viewing Valentis’ critical assets. What information was in the data room? What critical assets did Valentis post to the data room? To whom was the data room made available and how many companies viewed the data room?

Response:   We expanded the description of the virtual data room that was available to interested companies for the purpose of viewing Valentis’ critical assets.

45.          We note that Valentis considered several reverse merger candidates. Please expand your discussion regarding other candidates Valentis considered, identified or engaged in discussions with regarding a strategic transaction, in particular Companies A, B and D. For example, please disclose the size of the other companies and their respective relevant attributes, and explain why the board did not pursue those other alternatives, to the extent you have not already done so.

Response:   We expanded the discussion regarding other candidates Valentis considered, identified or engaged in discussions with regarding a strategic transaction, in particular Companies A, B and D. In particular, we disclosed the size of the other companies and their respective relevant attributes, and explained why Valentis’ board did not pursue those other alternatives.

46.          In addition, please also discuss how Valentis addressed the further expressions of interest regarding a potential reverse merger received after the August 7, 2006 press release.

Response:   We added disclosure with respect to how Valentis addressed the further expressions of interest regarding a potential reverse merger received afther the August 7, 2006 press release.

47.          Please disclose when each of Valentis and Urigen first met with their financial advisors and when each was formally engaged.

Response:   Valentis did not engage a financial adviser with respect to the merger transaction. Valentis engaged B. Riley & Co. Inc. to render a fairness opinion with respect to the merger transaction.

48.          Please provide disclosure with respect to the background of the merger from Urigen’s perspective. The discussion should be comparable to the disclosure you have in this section for Valentis, At a minimum the disclosure should include what alternatives Urigen considered, a description of board meetings and other events leading up to the transaction, and the reasons Urigen decided to engage in the transaction.

Response:   We added disclosure with respect to the background of the merger from Urigen’s perspective. The reasons Urigen decided to engage in the transaction are included in the section entitled “Reasons for Merger.”

49.          Please explain how the consideration was determined by Valentis and Urigen. Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations. Please also disclose how this consideration compared to that proposed and considered by the other potential reverse merger candidates.

Response:   We added disclosure explaining how the consideration was determined by Valentis and Urigen.

50.          Please disclose whether the Valentis or Urigen boards also discussed potential adverse effects of this transaction. If so, please disclose the nature of those discussions. If not, please disclose why not.

Response:   We respectfully submit that the originally-filed Registration Statement disclosed the potential risks and adverse effects of the transaction considered by the respective boards of Valentis and Urigen under the headings “Valentis’ Reasons for the Merger” with respect to Valentis and “Urigen’s Reasons for the Merger” with respect to Urigen. We have nonetheless revised the Registration Statement and enhanced such disclosure.

51.          Please disclose whether Valentis or Urigen had discussions with any of its suppliers, collaboration partners or other significant third parties regarding the potential transaction. If so, please discuss the outcome of those discussions.

Response:   We added disclosure with respect to the outcome of discussions between each of Valentis and Urigen and their respective suppliers, collaboration partners or other significant third parties regarding the potential transaction.

Reasons for the Merger, page 58

52.          For each of Valentis and Urigen please explain why the results of the due diligence review are considered a positive factor.

Response:   We added disclosure explaining why the results of the due diligence review are considered a positive factor.

Fairness Opinion of B. Riley for Valentis, page 64

General

53.          We note that B. Riley reviewed financial and other information, including non-public financial information for Valentis and Urigen. To the extent this, or other non-public information supplied to B. Riley differed materially from publicly available information, please disclose this information in the filing.

Response:   We supplementally advise the Staff that the financial and other information provided to B. Riley regarding Valentis and Urigen did not differ materially from publicly available information.

54.          Please disclose the equity value, net cash value and enterprise value, and the dates at which they were measured for each of the comparable companies selected for review in the analyses on page 67 and page 68.

Response:   We added disclosure regarding the equity value, net cash value and enterprise value, and the measurement dates, for each of the comparable companies selected for review in the “Comparable Public Company Analysis” and the “Selected Recent Initial Public Offering Analysis.”

55.          Please revise the disclosure to explain how B. Riley calculated each of equity value, net cash value and enterprise value.

Response:   We added disclosure to explain how B. Riley calculated each of equity value, net cash value and enterprise value.

56.          We note that Bio-IB, LLC performed a “‘valuation analysis” for Urigen. Please disclose the appropriate information required by Item 1015 of Regulation M-A regarding this valuation analysis.

Response:   We disclosed the appropriate information required by Item 1015 of Regulation M-A regarding the valuation analysis for Urigen performed by Bio-IB, LLC. Please note, as discussed, in the response to comment 7 above, Bio-IB, LLC has refused to provide its written consent; therefore, the disclosure excludes the name of Bio-IB, LLC.

Valentis Analysis, page 68

57.          Please disclose the equity value, estimated net cash at closing, enterprise value, premium to cash and target % owned post-merger for each selected precedent transaction.

Response:   We added disclosure regarding the equity value, estimated net cash at closing, enterprise value, premium to cash and target % owned post-merger for each transaction listed in the “Selected Precedent Transaction Analysis.”

Interests of Valentis’ Directors and Executive Officers in the Merger, page 72

58.          Please revise this section to indicate that Messrs. Markey and Reddington were terminated in November 2006 and indicate whether this prior termination may trigger payments or accelerated vesting under the change of control agreements. You should describe the circumstances under which they could receive severance payments and accelerated vesting.

Response:   We revised this section to indicate that Messrs. Markey and Reddington were terminated by Valentis in November 2006 and to indicate that this prior termination triggered payments and accelerated vesting under their respective change of control agreements.

59.          If their termination could trigger payments or accelerated vesting, please revise your discussion in the summary section on page 7 and in the risk factor on page 14 to indicate this fact.

Response:   Because the terminations of Messrs. Markey and Reddington triggered payments and accelerated vesting, we revised the discussion in the summary section on page 7 and in the risk factor on page 14 to indicate this fact.

60.          Please expand this discussion to disclose the total amount of severance that could be payable and the total amount of options and shares of restricted stock that could accelerate vesting under the change of control agreements for each individual current and former executive officer.

Response:   We expanded this discussion to disclose the total amount of severance that was or could be paid and the total amount of options and shares of restricted stock that did or could accelerate vesting under the change of control agreements for each individual current and former executive officer.

The Merger Agreement, page 82

Conditions to Completion of the Merger, page 85

61.          We refer to the condition that each outstanding stock option, warrant, and other right to purchase or acquire the capital stock of Urigen shall have been exercised, waived or released and or Urigen shall have entered into agreements with the holders of such options, warrants or rights in accordance with the merger agreement. We also note that Valentis will not assume any assume any options, warrants or other rights to purchase Urigen capital stock in connection with the merger. Please expand your disclosure of this condition to describe the number of outstanding stock options, warrants, and other rights to purchase or acquire the capital stock of Urigen that are currently outstanding or that Urigen expects will have to be exercised, waived or released prior to the completion of the merger. In addition, please revise the summary section on page 5 and the risk factor on page 16 to briefly describe this condition. Also, supplementally, confirm that you have the legal right to force these security holders to exercise, waive or release the rights they have in connection with these securities.

Response:   We expanded our disclosure to describe the number of outstanding stock options, warrants, and other rights to purchase or acquire the capital stock of Urigen that are currently outstanding or that Urigen expects will have to be exercised, waived or released prior to the completion of the merger. In addition, we revised the summary section and the applicable risk factor to briefly describe this condition. We supplementally confirm that Urigen does not have the legal right to force these security holders to exercise, waive or release the rights they have in connection with these securities.

62.          To the extent that any options, warrants and other rights have not been exercised, waived or released, please describe the impact this could have on the merger. To the extent that the impact could be material, please revise your risk factor disclosure to discuss.

Response:   We added disclosure describing the impact on the merger if any of Urigen’s options, warrants and other rights have not been exercised, waived or released prior to the merger. In addition, we revised our risk factor disclosure to discuss the same.

63.          We note that one of the conditions is that Valentis shall have received an investor suitability questionnaire from each Urigen common and preferred stockholder certifying that such holder qualifies as an “accredited investor” as defined in Regulation D under the Securities Act, or Valentis shall be satisfied that another exemption from registration shall be applicable to such investor’s receipt of the shares of Valentis common stock in the merger. Since you have registered the issuance of shares of Valentis common stock to be issued in the merger on this Form S-4, please supplementally advise as to why you are seeking comfort that the shares to be issued qualify for an exemption from registration. Please note the anti-waiver provisions of the federal securities laws contained in Section 14 of the Securities Act.

Response:   We supplementally advise the Staff that Valentis is requiring the investor suitability questionnaires in order to ensure that it complies with state Blue Sky Laws in connection with the issuance of shares of Valentis common stock in the merger. Specifically, since Valentis’ shares of common stock are listed on the Nasdaq Capital Market its shares do not qualify as “covered securities” pursuant to Section 18 of the Securities Act of 1933, as amended, and, as such, are subject to compliance with any registration or qualification requirements in the particular states in which such shares are being issued. We acknowledge the anti-waiver provisions of the federal securities laws contained in Section 14 of the Securities Act.

64.          We refer to the condition that certain directors and officers of Valentis or Valentis Holdings resign. Please expand your disclosure to describe how many directors and officers of Valentis or Valentis Holdings Urigen has requested to resign their positions. In addition, please revise the summary section on page 5 and the risk factor on page 16 to briefly describe this condition.

Response:   We expanded our disclosure to clarify that Urigen has requested that all of Valentis’ and Valentis Holdings’ remaining officers and directors resign except for Benjamin F. McGraw, III, Pharm.D. and George M. Lasezkay, Pharm.D., J.D., each of whom are expected to continue to serve on the combined company’s board of directors following the closing of the merger. We revised the summary section on page 5 and the risk factor on page 16 to briefly describe the condition relating to the resignation of Valentis’ and Valentis Holdings’ officers and directors.

Urigen’s Business, page 100

General

65.          Please revise your disclosure to identify your basis or the source for the following statements and provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

•       Presently, no approved products exist for treating CPP and/or urgency of bladder origin and those that have been approved for interstitial cystitis, a subset of CPP, are based on clinical studies which have shown the drugs to be marginally effective.

•       The prevalence of CPP in North America is estimated to be 10.5 million, of which 3.8 million would experience severe enough symptoms to be classified as having interstitial cystitis, a subset of CPP.

•       This estimate was calculated on a population-based study of over 1,000 female primary care patients reported that prevalence rates for patients experiencing urinary symptoms related to interstitial cystitis, pelvic pain and urgency/frequency may be significantly higher than previous estimates.

•       Urigen estimates that the incidence of radiation cystitis in the United States is more than 34,000 cases per year.

•       Currently, there are no approved or licensed treatments of these symptoms that are caused by pelvic irradiation.

•       Radiation cystitis is observed in 6-15% of patients receiving pelvic radiotherapy. For prostate cancer this rate is higher and ranges from 25-30%, or about 1 out of 3-4 men treated.

•       In a survey on sexual experience and dyspareunia, 24% of respondents stated that dyspareunia was “frequent” or “constant,” 47% reported that they had less frequent intercourse because of dyspareunia, and 33% reported that their dyspareunia had an adverse effect on their relationship with a sexual partner.

•       There are no approved medications that treat dyspareunia.

•       Overactive bladder is a fairly common malady as approximately 17 million individuals in the United States and more than 100 million worldwide are afflicted. Importantly, the condition worsens as people age with one in four women and one in ten men aged 65 or older presenting with the disease.

•       In the five year period 2000 through 2004 sales of OAB drugs in the United States grew from $636 million to more than $13 billion. Year over year percentage increases for this five year period were 40%, 25%, 18%, and 13%, respectively.

Response:   We revised our disclosure to identify Urigen’s basis or the source for the statements described above and are supplementally providing supporting documentation for these statements.

66.          For Urigen’s URG101 license with the University of California, San Diego, describe the material terms of the license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. To the extent that you have not already done so, please file this license as an exhibit to the registration statement. In the alternative, provide us your explanation as to why the license is not a material contract.

Response:   We added disclosure describing the material terms of Urigen’s license agreement with the University of California, San Diego. We have included this license as an exhibit to the Registration Statement.

67.          Please explain further what marketed and development-stage products Urigen has identified for acquisition and how it has prioritized such acquisitions. When does Urigen expect to pursue such acquisitions? How far along is Urigen in the process? How important are these acquisitions in relation to the company’s overall business plan?

Response:   We added disclosure explaining further what marketed and development-stage products Urigen has identified for acquisition and how it has prioritized such acquisitions.

Potential Products, Technologies and Service page 101

Clinical Trial Status, page 102

68.          Please expand the disclosure in this section to provide a complete description of the clinical trial status of URG101. Please explain why Urigen did not conduct Phase I clinical trials. In other parts of the prospectus you indicate that even though the Phase II clinical trial did not meet the primary endpoint, Urigen believes the trial provided the information necessary to proceed with development of the product. Please explain why. Also, in the summary you state that in the trial, there was a statistically significant improvement in the primary endpoint at the highest enrolling site as well as improvements in several other clinically relevant endpoints compared to placebo. Please explain what this means and what other endpoints were considered. Provide the clinical trial results and the results of any statistical analysis completed.

Response:   We expanded the disclosure in this section to provide a complete description of the clinical trial status of URG101 and further revised the disclosure as set forth in the comment above.

Clinical Trial Status, page 103

69.          Please describe the “clinical experience” you reference in relation to radiation cystitis. What type of clinical experience does this include? If it includes clinical trials, who conducted such trials and what were the results?

Response:   We have added disclosure to describe the “clinical experience” referenced in relation to radiation cystitis.

70.          In a similar fashion, please also describe the “unpublished clinical study” you reference in relation to dyspareunia.

Response:   We have added disclosure to describe the “unpublished clinical study” referenced in relation to dyspareunia.

Product Development, page 105

71.          Please expand your discussion of your statement that “all of the components of the suppository are already approved by global regulatory authorities.” Who are the global authorities? What type of approval has the suppository received? Why is it that the combination of the components would not be considered a new product requiring the full regulatory review?

Response:   We expanded our discussion of the statement that “all of the components of the suppository are already approved by global regulatory authorities.”

72.          Please explain why the single, acute use nature of clinical trials for URG301 for AUD will portend an efficient and timely development plan and how Urigen estimates that URG301 could be commercialized in approximately the same timeframe as URG101 at a cost of less than $7 million. Your explanation should provide a basis for these statements.

Response:   We added disclosure to explain, and provide basis for why the single, acute use nature of clinical trials for URG301 for AUD will portend an efficient and timely development plan and how Urigen estimates that URG301 could be commercialized in approximately the same timeframe as URG101 at a cost of less than $7 million.

Competitive Landscape, page 106

73.          Please describe the “unpublished clinical experience” you reference in relation to URG301 for AUD. What type of clinical experience does this include? If it includes clinical trials, who conducted such trials and what were the results?

Response:   We added disclosure to describe the “unpublished clinical experience” referenced in relation to URG301 for AUD.

Market Opportunity for Treatment of Urethritis, page 106

74.          Please expand your disclosure to discuss what product candidate was tested in the clinical trial you reference in this section, who conducted the trial and the relevant indications. The disclosure should provide a complete description of any relevant clinical trials Urigen is relying on and their involvement and participation in those clinical trials.

Response:   We expanded the disclosure to discuss what product candidate was tested in the clinical trial referenced in this section, who conducted the trial and the relevant indications.

Corporate Collaborations, page 106

75.          Please describe the material terms of Urigen’s agreement with Navigant Consulting, including material payments paid or to be paid, services to be provided and term and termination provisions. Please also file the agreement as an exhibit to the registration statement or provide us an explanation as to why you believe it is not a material contract.

Response:   We added disclosure describing the material terms of Urigen’s agreement with Navigant Consulting. We filed the agreement as an exhibit to the Registration Statement.

76.          On page 37 in the risk factor section, you refer to “Urigen’s collaboration, contract research, license and other agreements.” Please expand this discussion to describe the material terms of all material agreements and to file each agreement as an exhibit to the registration statement.

Response:   We added disclosure describing the material terms of Urigen’s material agreements and filed each agreement as an exhibit to the Registration Statement.

Urigen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 113

77.          Please disclose the following information for each of your major research and development projects:

a.                The costs incurred during each period presented and to date on the project;

b.                The nature, timing and estimated costs of the efforts necessary to complete the project;

c.                 The anticipated completion dates;

d.                The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.                 The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Response:   We added disclosure addressing the Staff’s comment above.

Liquidity and Capital Resources, page 110

78.          Please expand your discussion to quantify the additional capital the company expects it will need to complete its current operating plan in the short-term and in the long-term. For example, how much additional capital will the company need to complete the new Phase II clinical trial for URG101 and the IND for URG301 and URG302? How much additional capital will the company need to complete any targeted acquisitions?

Response:   We expanded our discussion to quantify the additional capital Urigen expects it will need to complete its current operating plan in the short-term and in the long-term.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements, page 121

79.          Please clarify in your disclosure the cost of the purchase and how it was determined. Please explain to us how the adjustment to common stock of $199 was determined.

Response:   In the introduction to the pro forma financial statements, we disclosed that the merger transaction will be accounted for as a reverse merger and a recapitalization and we expended the disclosure in the notes to the pro forma financial statements to explain the pro forma adjustments related the exchange of all of Urigen’s capital stock for Valentis’ common stock.

80.          Show in detailed disclosure how the number of pro forma common shares outstanding was determined for each pro forma statement of operations. Also show the number of shares of common stock assumed outstanding at the balance sheet date and how that number was determined. If significantly different numbers of shares could be issued disclose the range of possible results.

Response:   We added detailed disclosure regarding how the number of pro forma common shares outstanding was determined for each pro forma statement of operations. The disclosure also shows the number of shares of common stock assumed outstanding at the balance sheet date and how that number was determined.

81.          Expand the disclosure to explain why it is appropriate to eliminate all of Valentis’ general and administrative expense and research and development expense. Disclose how none of the historical expenses will continue. If Valentis will be a public shell company at the date of merger, so state.

Response:   We disclosed that the operating results of Valentis were eliminated in the pro forma financial statements as such amounts will be presented as discontinued operations after the merger.

Valentis Proposal No. 2 Approval of Amendment to Valentis’ Certificate of Incorporation to Effect a Reverse Stock Split, page 148

82.          Please revise your disclosure in this section to provide a comprehensive picture of the following information prior to and after the merger assuming both the low end and the high end of the reverse split range once it is determined:

•       the number of shares issued and outstanding,

•       the number of shares reserved for issuance, and

•       the number of shares authorized but neither issued nor reserved for issuance.

Please also disclose the number of shares you expect to issue in the merger, assuming both the low end and the high end of the reverse split range.

Response:   We revised our disclosure to address the Staff’s comment above.

18

Executive Compensation, page 168

83.          Please revise this section to provide the information required by Item 402 of Regulation S-K, as amended in our recent Release No. 33-8732A, for the persons who will continue as officers and directors of the company after the merger. See Item 18(a)(7) or Form S-4.

Response:   We revised this section to provide the information required by Item 402 of Regulation S-K, as amended, for the persons who will continue as officers and directors of the combined company after the merger. Please note that Urigen’s last fiscal year end was June 30, 2006; therefore, Urigen has provided the information in compliance with the old rules.

Valentis’ Business, page 173

General

84.          In the risk factor on page 16 you state that Valentis has entered into the sale or license of certain of its assets and the resolution of its property leases. Please expand your disclosure in this section to describe these agreements, the material terms and the technology and property underlying the agreements. To the extent material, please also add a risk factor that discusses any specific material risks Valentis or the combined company may face as a result of these agreements.

Response:   We expanded our disclosure in this section to describe the agreements Valentis entered into for the sale or license of certain of its assets and the resolution of its property leases, including a description of the material terms of and the technology and property underlying the agreements. Neither Valentis nor the combined company will face any material risks as a result of these agreements.

85.          In the risk factor on page 23 you make a reference to the existing partners of Valentis. Please expand the disclosure in this section to describe the relationship Valentis has with existing partners and the technologies underlying the partnerships. Please also describe the material terms of any material agreements between Valentis and its partners.

Response:   Valentis no longer has any relationships with corporate or academic partners. We revised the risk factor on page 23 accordingly.

86.          In the company’s most recent Form 10-K, Valentis describes additional potential products, technologies and services that are not included in this prospectus. In the footnotes to the financial statements on pages F-32 and F-33, Valentis describes that it has sold or licensed a variety of its potential products, technologies and services. Please expand your discussion in this section to describe which potential products, technologies and services the company has recently sold or licensed. The business section should describe the development of the business of Valentis, including the disposition of material assets not in the ordinary course of business. Please see Item 101 of Regulation S-K.

Response:   We expanded our discussion in this section to describe which potential products, technologies and services Valentis recently sold or licensed.

Potential Products, Technologies and Services, page 174

87.          Please revise your disclosure to describe where each of your remaining products candidates are in the preclinical development process.

Response:   We added disclosure describing the fact that none of our remaining product candidates are in any stage of preclinical development.

Technology Licenses, page 175

88.          For your material technology license agreements, describe the material terms of the license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. To the extent that you have not already done so, please file these material agreements as exhibits to the registration statement. In the alternative, provide us your explanation as to why your technology license agreements are not material contracts.

Response:   We added disclosure describing the material terms of Valentis’ material technology license agreements. In addition, we have included Valentis’ material technology license agreements as exhibits to the Registration Statement.

Patents and Proprietary Technologies, page 175

89.          Please briefly describe the patents in which Valentis has a proprietary interest, the technology the patent relates to and the status of such patent, i.e. whether the patent has been issued.

Response:   We added disclosure describing the patents in which Valentis has a proprietary interest, the technology the patent relates to and the status of such patent.

Valentis’ Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 179

Results of Operations, page 180

Three months ended September 30, 2006 and 2005, page 180

90.          Please revise this section to explain the reasons behind the decrease in revenue. For example, was the decrease in revenue in each case related to the Phase Ilb clinical trial results of VLTS 934, a sale or termination of the license or some other reason? In our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003), we explained that, “MD&A requires .. . . an ‘analysis’ of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form . . .. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.”

Response:   We revised and updated this section to include financial results for the three and six month periods ended December 31, 2006 and 2005, respectively. The revised section includes disclosure explaining the reasons behind the decrease in revenue.

Liquidity and Capital Resources., page 182

91.          On page 22 you state that Valentis’ ability to pursue any strategic alternative, other than the merger, will require substantial additional financial resources. On page 182 you state that Valentis anticipates requiring additional financial resources to enable it to fund the completion of any strategic opportunity that may be available to it, including the proposed merger with Urigen. Please describe and quantify what additional financial is needed for Valentis to complete the proposed merger with Urigen. Please also describe how Valentis plans to obtain this financing.

Response:   We revised and updated this section to include financial results for the three and six month periods ended December 31, 2006 and 2005, respectively. The revised section includes disclosure clarifying that no additional financing is needed for Valentis to complete the proposed merger with Urigen.

92.          On page 39, you state that the combined company will need to obtain a capital infusion of at least $6,000,000 from the sale of equity in order to meet NASDAQ’s stockholders’ equity requirement and to have its shares listed on NASDAQ after the merger. Please discuss this capital requirement in the MD&A and discuss the company’s plans to obtain this capital infusion.

Response:   We added disclosure in the MD&A discussing NASDAQ’s capital requirement and Urigen’s plans to obtain the necessary capital infusion.

Financial Statements

93.          Your current interim financial information is now stale. Please provide updated interim financial information through December 31, 2006.

Response:   We provided updated interim financial information through December 31, 2006.

Valentis Consolidated Financial Statements for the Years Ended June 30, 2006, 2005 and 2004

6.   Other Acquired Technology, page F-17

94.          Please expand your disclosure to include the amount of future payments that you may be required to make to Vanderbilt University upon the achievement of certain milestones. Also, please include a description of the events that will result in the milestone payments. Finally, revise your discussion related to contractual obligations on page 192 to include the total amount that you may be required to pay to Vanderbilt University.

Response:   We created a new subsection in Valentis MD&A entitled “Recent Developments,” and we inserted disclosure to clarify that, effective January 26, 2007, Valentis sold and assigned all of its rights to the technology at issue and related obligations and liabilities to Medarex, Inc. and, as a result, Valentis will not be required to make any future payments to Vanderbilt University related to such technology.

Valentis Condensed Consolidated Financial Statements for the Three Months Ended September 30, 2006 and 2005

Note 8.        Subsequent Events, page F-31

Technology Transfer, Asset Sale and License Agreements, page F-32

95.          Please expand your disclosures to include the length of and termination provisions for all of the agreements. Please clarify whether the payments received are non-refundable. Finally, please clarify why it is appropriate to recognize these payments when received.

Response:   We added disclosures to Valentis’ MD&A to include the length of and termination provisions for all of the technology transfer, asset sale and license agreements. We clarified whether the payments received are non-refundable. In addition, we clarified why it is appropriate to recognize these payments when received.

Urigen Holdings Financial Statements

96.          Please explain why no predecessor financial statements were deemed necessary for periods prior to July 18, 2005, for example, for Urigen Inc. Refer to Rule 405 of Regulation C.

Response:   In response to the Staff’s comment, Urigen advises that Urigen, Inc. was incorporated on June 2, 2004. On December 22, 2004, EGB Advisors, LLC assigned a license it received on June 3, 2004 from the Univerity of California, San Diego (“UCSD”) to Urigen, Inc. During the early months of 2005, Dr. William Garner, Urigen’s chief executive officer, was unable to raise the necessary funds in the United States to move the licensed technology into Phase IIb clinical trials. After meeting with several potential Canadian investors in Vancouver, British Columbia, Dr. Garner realized that the only way to move the product forward was to raise capital in British Columbia. In order to do this, Urigen Holdings, Inc. was organized in British Columbia on July 18, 2005. With the raising of capital from high net worth individuals in Canada, the company was then able to raise additional capital from United States high net worth individuals. The license from UCSD was sold by Urigen, Inc. to Urigen Holdings, Inc. on January 18, 2006. Simultaneously UCSD cancelled the license with Urigen, Inc. and issued a new license to Urigen Holdings, Inc.

In evaluating the accounting for the “predecessor” Urigen, Inc., Urigen reviewed paragraph 6 of EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, which defines a business as “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.” After the asset transfer, Urigen, Inc. was and currently remains a shell company. In addition, Urigen, Inc. never came to the point where it could generate revenues, it had no employees and never substantially began business activities. Thus, its transactions with Urigen Holdings, Inc. were accounted for as an asset sale/transfer and not as a business combination.

2.   Summary of Significant Accounting Policies, page F-40

Research and Development, page F-42

97.          Please disclose the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

Response:   We added disclosure regarding the types of costs included in research and development, including salaries, contractor fees, building costs, utilities, administrative expenses and allocations of corporate costs.

3.   Intangible Assets and Related Agreement Commitments/Contingencies page F-43

98.          Please expand your disclosure to include the length of and termination provisions for the license agreement with a University. Also, please include a description of the events that will result in the milestone payments. Finally, please include a discussion of these contractual obligations, including the total amount that you may be required to pay, in Management’s Discussion and Analysis.

Response:   In response to the Staff’s comment, Urigen proposes to amend note 3 to the Urigen Holdings, Inc. financial statements “Intangible Assets and Related Agreement/Contingencies” to the year ended June 30, 2006 to replace the second paragraph with the following disclosure:

“The agreement with the University was for a license previously licensed to Urigen, Inc. In exchange for this license, the Company issued 409,323 common shares and is required to make annual maintenance payments of $15,000 and milestone payments of up to $625,000, which are based on certain events related to FDA approval. As of June 30, 2006, $25,000 of milestone payments have been incurred. The Company is also required to make royalty payments of 1.5-3.0% of net sales of licensed products, with a minimum annual royalty of $35,000. The term of the agreement ends on the earlier of the expiration of the longest-lived item of the patent rights or the tenth anniversary of the first commercial sale. Either party may terminate the license agreement for cause in the event that the other party commits a material breach and fails to cure such breach. In addition, Urigen may terminate the license agreement at any time and for any reason upon a 90-day written notice.”

We have also included a discussion of these contractual obligations and, to the extent possible, the amounts payable under the license agreement in Management’s Discussion and Analysis.

In addition, we have amended Urigen’s Management’s Discussion and Analysis to include a discussion of the license agreement.

99.          Please expand your disclosure to include the length of the license agreement with Kalium, Inc. Also, please include a description of the events that will result in the milestone payments. Finally, please include a discussion of these contractual obligations, including the total amount that you may be required to pay, in Management’s Discussion and Analysis.

Response:   In response to the Staff’s comment, Urigen proposes to amend note 3 to the Urigen Holdings, Inc. financial statements “Intangible Assets and Related Agreement/Contingencies” to the year ended June 30, 2006 to replace the fourth paragraph with the following disclosure:

“In May 2006, the Company entered into a license agreement with Kalium, Inc., for patent rights and technology relating to suppositories for use in the genitourinary or gastrointestinal system and for the development and utilization of this technology to commercialize products. Under the terms of the agreement, the Company issued common stock in the amount of 360,000 shares (with an estimated fair value of $90,000) and shall pay Kalium royalties based on percentages of 2.0-4.5% of net sales of licensed products during the defined term of the agreement. The Company also is required to make milestone payments (based on achievement of certain events related to FDA approval) of up to $457,500. Milestone payments may be made in cash or common stock, at the Company’s discretion. Kalium shall have the right to terminate rights under this license agreement or convert the license to non-exclusive rights if the Company fails to meet certain milestones over the next three years.”

We have also included a discussion of these contractual obligations, and, to the extent possible, the amounts payable under the license agreement in Management’s Discussion and Analysis.

In addition, we have amended Urigen’s Management’s Discussion and Analysis to include a discussion of the license agreement.

100.   Please expand your disclosures to include all of the information required by paragraphs 44 and 45 of SFAS 142.

Response:   In response to the Staff’s comment, Urigen proposes to amend note 3 to the Urigen Holdings, Inc. financial statements “Intangible Assets and Related Agreement/Contingencies” to the year ended June 30, 2006 to replace the fifth paragraph.

Supplementally, we advise the Staff that Urigen has only one intangible asset class which consists of intellectual property rights and patents application or license rights to patents. Urigen’s intangibles assets' estimated useful life is based on the life of the related patent. Urigen is amortizing these assets over a 20 year life with a weighted-average amortization period of 20 years. As of June 30, 2006, Urigen has no intangible assets that are not subject to amortization. In addition, for Urigen’s intangible assets subject to amortization, there is no significant residual value.

Unaudited Financial Statements, page F-49

101.Please include notes for the unaudited financial statements in your next filing.

Response:   We included notes for Urigen’s unaudited financial statements with our amendment to the Registration Statement.

If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (650) 697-1900 or Robert C. Funsten, Valentis’ legal counsel, at (949) 725-4204.

Sincerely,
/s/ Benjamin F. McGraw, III
Benjamin F. McGraw, III
President and Chief Executive Officer